

smiths

Smiths Group plc
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

06 July 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA



Your ref : 82-34872

SUPPL

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

PROCESSED
JUL 19 2005
THOMSON FINANCIAL

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE
22 JUNE TO 6 JULY 2005

136	22/06/2005 : 11:56:00	Smiths Group PLC - Additional listing
137	04/072005 : 17:23:00	Smiths Group PLC - Smiths Medical Settles
138	06/072005 : 13:48:00	Smiths Group PLC - IFRS Restatement
139	06/072005 : 16:26:00	Smiths Group PLC - Management change



Company	Smiths Group PLC
TIDM	SMIN
Headline	Management Change
Released	16:26 06-Jul-05
Number	5851O

smiths

Smiths Group: Management Change in Medical Division

Smiths Group plc announces the following management change:

Lawrence Kinet, Group Managing Director - Medical, steps down from that role today and assumes personal responsibility for the international marketing of the Smiths Medical diabetes product range. Mr Kinet leaves the Smiths Board with immediate effect.

Einar Lindh, who retired from the Smiths Board in January 2005, rejoins the company to lead Smiths Medical on an interim basis. Mr Lindh, whose distinguished career with Smiths included 12 years in senior roles within the Medical division, will report to Keith Butler-Wheelhouse, Chief Executive of Smiths Group.

Mr Butler-Wheelhouse said: "Lawrence has expressed a wish, as he approaches his planned retirement from Smiths, to concentrate on the 'Cozmo' product range which he was instrumental in launching. I am pleased that we are able to respond with this organisational change.

"The search for Lawrence's successor is already under way. Meanwhile we are very fortunate to have Einar Lindh available to us. Einar's track record at Smiths Group, latterly as head of the Specialty Engineering division, is well known and his past experience within Medical will be invaluable. I look forward to working with Einar to secure the full potential of our Medical business."

The company will issue its normal year end trading statement in early August 2005.

-o-

Media:
Chris Fox
+44 (0) 20 8457 8403
chris.fox@smiths-group.com

Investors:
Russell Plumley
+44 (0) 20 8457 8203
russell.plumley@smiths-group.com

END

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Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	IFRS Restatement
Released	13:48 06-Jul-05
Number	5696O

RNS Number:5696O
Smiths Group PLC
6 July 2005

Smiths Group: Transition to

International Financial Reporting Standards (IFRS)

Smiths Group is today publishing information about its IFRS accounting policies and restating its interim results to 31 January 2005 and its July 2004 and January 2005 balance sheets in order to enable an early understanding of the effect of IFRS on the Company's financial reporting. Smiths Group will report under IFRS for the first time in the 2005/2006 interim results.

UK GAAP remains the basis for the 2004/2005 financial statements.

The company is not issuing a trading statement at this time. A trading statement will be issued as Smiths enters the close period in August.

Highlights:

- Headline* profit before tax for the six months ended 31 January 2005 up 10% to £170m compared to the UK GAAP equivalent (and statutory profit before tax up 30%)
- Headline* earnings per share for the six months ended 31 January 2005 up 9% to 22.2p compared to the UK GAAP equivalent (and statutory eps up 34%)
- No further significant differences arising from previous guidance
- IAS 32 and IAS 39 to be adopted from 1 August 2005
- No effect on Smiths' trading cash flows

* Before goodwill amortisation and exceptional items (under UK GAAP) and before significant items (under IFRS). Exceptional/significant items in the six months ended 31 January 2005 comprised restructuring costs of £7.6m.

Alan Thomson, Financial Director, commented: "The move to IFRS, whilst important, does not change the economics or strategy of our business. The

increase in headline profits and earnings per share arises principally from the capitalisation of development expenditure, although the underlying fundamentals and cash flows of Smiths remain unchanged".

The full text of this release may be downloaded from http://www.smiths-group.com/ir.

Further information on the impact of IFRS will be disclosed on a conference call for analysts, to which investors are invited to listen, at 2.30pm on Thursday 7 July.

The call will be accessed on

UK Toll Free Number:	0800-018-0764
USA Toll Free Number:	877-951-7311
PASSCODE:	IFRS
LEADER:	Russell Plumley

-o-

Media:
Chris Fox
+44 (0) 20 8457 8403
chris.fox@smiths-group.com

Investors:
Russell Plumley
+44 (0) 20 8457 8203
russell.plumley@smiths-group.com

Smiths Group plc

Adoption of International Financial Reporting Standards

Introduction

As a consequence of the adoption by the European Union ("EU") of International Financial Reporting Standards ("IFRS") Smiths Group plc ("Smiths"), in common with all companies quoted on the London Stock Exchange or other European exchanges, is required to prepare its consolidated financial statements under IFRS for all periods commencing on or after 1 January 2005.

Smiths will first adopt IFRS for the year commencing 1 August 2005 and ending 31 July 2006, including the Interim Statement for the six months ending 31 January 2006. However, the requirement to restate comparative figures on the same basis as the period then under review means that Smiths has:-

i) Applied its new IFRS accounting policies to its consolidated 31 July 2004 balance sheet (previously prepared under UK Generally Accepted Accounting Standards ("UK GAAP"), in order to determine an appropriately adjusted opening position on transition to IFRS as at 1 August 2004; and

ii) Restated its results for the period of 6 months ended 31 January 2005 in line with its new IFRS accounting policies for such comparative purposes.

The impact of IFRS on the Smiths consolidated financial statements will be two-fold:-

a) Presentation

The format and descriptions used in the balance sheet and income statement will change to accord with the new reporting requirements, and

b) Measurement

The recognition and measurement of certain assets, liabilities, income and expenses will change in order to comply with the new standards.

This document sets out the changes that are required to the previously reported 2004 balance sheet and the 2005 Interim Statement in order to comply with IFRS, and the underlying reasons for those changes. The financial information represents the company's current best estimates, and may need to be revised subsequently due to changes in IFRS, or to the interpretation of its provisions. The appendices to this document contain reconciliations of the 1 August 2004 opening Balance Sheet, and the 31 January 2005 Interim Balance Sheet and Income Statement, from a UK GAAP to an IFRS basis and revised accounting polices under IFRS.

It should be noted that the Smiths Group plc Annual Report for the year ending 31 July 2005 will continue to be prepared under UK GAAP, and circulated to shareholders for their approval on that basis. The 2005 full-year results and closing balance sheet will be restated to comply with IFRS for comparison purposes in the 2006 Annual Report. This information is expected to be made available in late Autumn.

Summary of IFRS Impact - Balance Sheet (unaudited)

The impact of IFRS on the Smiths Group plc consolidated shareholders' funds may be summarised as follows:-

		1 August 2004 £m	31 January 200 £
Shareholders' funds under UK GAAP		1,122.5	1,164.
Add:	Development expenditure capitalised	65.1	81.
	Goodwill amortisation reversal	-	22.
	Dividend reversal	102.5	52.
	Deferred tax	(2.9)	(5.7
	Other adjustments	(6.2)	(8.4
Shareholders' funds under IFRS		1,281.0	1,305.

Changes in the presentational format of the 2004 consolidated balance sheet to accord with the new IFRS requirements are set out in Appendix A.

An analysis of UK GAAP - IFRS adjustments by category of assets and liabilities in that new format are set out in Appendices B (1 August 2004) and E (31 January 2005).

Summary of IFRS Impact - 2005 Interim Income Statement (unaudited)

Following restatement of the Smiths Group plc consolidated balance sheet at 1 August 2004, the results for the 6 months ended 31 January 2005 have been revised to conform with IFRS rules. The impact on the previously reported UK GAAP pre-tax profit is summarised as follows:-

		Headline* £m
UK GAAP profit before tax		154.7
Add:	Development expenditure capitalised (net of amortisation)	16.2
	Goodwill amortisation reversal	-
	Share based payment	(3.0)
	Financing gains	2.2
	Other	(0.3)
IFRS adjusted profit before tax		169.8
IFRS taxation		(44.9)

IFRS adjusted profit after taxation	124.9
EPS - Basic	22.2p

* Before goodwill amortisation and exceptional items (under UK GAAP) and before significant items (under IFRS). Exceptional / significant items in the six months ended 31 January 2005 comprised restructuring costs of £7.6m.

Headline basic earnings per share (EPS) improves from 20.4p under UK GAAP to 22.2 p on an IFRS basis, and after exceptional items from 15.9p under UK GAAP to 21.3p on an IFRS basis.

A restatement of the 2005 Interim Income Statement and analysis of UK GAAP - IFRS adjustments is set out in Appendix C.

Basis of preparation

The unaudited financial information contained in this document has been prepared using IFRS policies based on IFRS expected to be applicable to the Company and adopted formally by the EU as of 31 July 2006. As permitted, Smiths has adopted early the amendment to IAS 19 Employee Benefits published in December 2004, which is still pending endorsement by the EU.

At this stage in the development of IFRS, matters such as the interpretation and application surrounding it are continuing to evolve. In addition IFRS currently in issue and endorsed by the EU are subject to interpretation by IFRIC and further standards may be issued by the IASB that will be endorsed by the EU before 31 July 2006. These uncertainties could result in the need to change the basis of accounting or presentation of certain financial information from that presented in this document.

Smiths is required to establish its IFRS accounting policies for the year ended 31 July 2006, and apply these retrospectively to determine its opening IFRS balance sheet at the transition date of 1 August 2004 and the comparative financial information for the year ending 31 July 2005. However advantage has been taken of certain exemptions afforded by IFRS1 First Time Adoption of International Financial Reporting Standards as follows:-

1.Business combinations

Business combinations prior to 1 August 2004, and in particular the merger with TI Group plc, which took place on 4 December 2000, have not been restated to comply with IFRS 3 Business Combinations. The merger reserve of £235m will remain as permanent item within shareholders' equity.

2. Cumulative translation differences

IAS 21 The Effects of Changes in Foreign Exchange Rates requires annual translation differences arising on the opening net assets and net profit or loss of each foreign subsidiary to be treated as a separate component of shareholders' equity, and the cumulative net surplus / deficit for each subsidiary carried forward and added to / subtracted from any gains / losses on the future disposal of that subsidiary. Smiths has taken the option to set these gains / losses at zero as at the date of transition to IFRS. Any gains and losses recognised in the income statement on subsequent disposals of foreign operations will therefore include only those translation differences arising after 1 August 2004, the IFRS transition date.

3. Share-based payment

Smiths has applied IFRS 2 Share-based Payment retrospectively only to equity-settled awards made after 7 November 2002 that had not vested at 1 January 2005.

4. Financial Instruments

Smiths has elected to adopt IAS 32 Financial Instruments : Disclosure and Presentation and IAS 39 Financial Instruments : Recognition and Measurement from 1 August 2005 with no restatement of comparative information. Consequently, the relevant comparative financial

information for the six months ended 31 January 2005 and the year ended 31 July 2005 will not reflect the impact of these standards, but will include financial instruments accounted for on a UK GAAP basis.

Appendix F sets out the new Accounting Policies to be adopted by the company under IFRS.

Smiths Group plc

Consolidated Balance Sheet at 1 August 2004 (unaudited)

	UK GAAP (IFRS Format)	Adjustments To IFRS
	Total	Total
	2004	2004
	£m	£m
Non-current assets		

Goodwill	728.2	(0.5)	
Other intangible assets		129.7	
Property, plant and equipment	423.5	(12.2)	
Financial Assets:			
TI Automotive Limited preference shares	325.0		
Other trade investments	2.3		
Retirement benefit assets	103.9		
Deferred tax assets	116.4	(13.7)	
Trade and other receivables	9.2	(0.9)	
	1,708.5	102.4	1
Current assets			
Inventories	423.5	(3.8)	
Trade and other receivables	620.4	5.1	
Cash and cash equivalents	449.2		
Total assets	3,201.6	103.7	3
Non-current liabilities			
Provisions for liabilities and charges	(22.6)		
Retirement benefit obligations	(351.2)	(1.8)	(
Deferred tax liabilities	(49.4)	10.8	
Financial liabilities:			
Borrowings	(446.5)		(
Other payables	(53.1)	(41.6)	
Current liabilities			
Provisions for liabilities and charges	(79.2)		
Trade and other payables	(665.9)	87.4	(
Financial liabilities:			
Borrowings	(275.4)		(
Current tax payable	(135.8)		(
Total liabilities	(2,079.1)	54.8	(2,
Net assets	1,122.5	158.5	1
Shareholders' equity			
Share capital	140.3		
Share premium account	183.0		
Revaluation reserve	1.7		
Merger reserve	234.8		
Retained earnings	562.7	158.5	
Total shareholders' equity	1,122.5	158.5	1

An analysis of the above adjustments required to represent the UK GAAP balance sh
an IFRS basis is provided in Appendix B.

Smiths Group plc

Consolidated Income Statement (unaudited)

	6 m	
	As Reported (UK GAAP) £m	IFRS Format (UK GAAP) £m
Continuing operations		
Turnover	1,344.4	
Revenue		1,344.4
Cost of sales		(812.0)
Gross profit		532.4
Sales and distribution costs		(145.0)
Administrative expenses		(264.0)
Development costs - IFRS adjustment		
Operating profit	123.4	123.4
After charging: goodwill amortisation		(22.1)
operational restructuring		(7.6)
Interest receivable	10.9	10.9
Interest payable	(16.8)	(16.8)
Financing gains		
Other finance income - retirement benefits	7.5	7.5
Profit before taxation	125.0	125.0
Taxation	(35.7)	(35.7)
Profit for the period	89.3	89.3

An analysis of the above adjustments is provided in Appendix C.

Smiths Group plc

Consolidated Balance Sheet at 31 January 2005 (unaudited)

	UK GAAP (IFRS Format)	Adjustment To IFR
	Total 2005 £m	Tota 200 £
Non-current assets		

Goodwill	748.6	21.
Other intangible assets		150.
Property, plant and equipment	434.6	(14.0
Financial Assets:		
TI Automotive Limited preference shares	325.0	
Other trade investments	2.9	
Retirement benefit assets	110.6	
Deferred tax assets	113.5	(8.7
Trade and other receivables	8.0	(0.9
	1,743.2	148.
Current assets		
Inventories	484.9	(3.3
Trade and other receivables	620.4	
Cash and cash equivalents	343.0	
Total assets	3,191.5	145.
Non-current liabilities		
Provisions for liabilities and charges	(25.5)	
Retirement benefit obligations	(342.2)	(1.8
Deferred tax liabilities	(51.0)	3.
Financial liabilities:		
Borrowings	(442.6)	
Other payables	(48.2)	(44.1
Current liabilities		
Provisions for liabilities and charges	(72.8)	
Trade and other payables	(632.9)	39.
Financial liabilities:		
Borrowings	(292.0)	
Current tax payable	(120.1)	
Total liabilities	(2,027.3)	(3.9
Net assets	1,164.2	141.
Shareholders' equity		
Share capital	140.6	
Share premium account	190.4	
Revaluation reserve	1.7	
Merger reserve	234.8	
Retained earnings	596.7	141.
Total shareholders' equity	1,164.2	141.

An analysis of the above adjustments is required to represent the UK GAAP balance sheet on an IFRS basis is provided in Appendix E.

Principal Impact of IFRS

The key differences between UK GAAP and IFRS that will impact the Group are set out below.

1. Research and development

Under UK GAAP research and development expenditure, other than that recoverable from third parties, is written off in the year in which it is incurred.

Under IAS 38 Intangible Assets, the company is required to capitalise the cost of developments which meet certain recognition criteria, including the technical feasibility and probable future economic benefits arising from the project. This expenditure is then amortised over the anticipated future life of the resulting income stream.

Customer-funded and unfunded development projects are treated on a similar basis, although the increased risk implicit in most funded development projects means that the criteria for capitalisation are less likely to be met. Where costs are capitalised on funded development contracts, the associated funding is held as a deferred liability on the balance sheet, and released to the income statement in step with the amortisation of the capitalised intangible asset.

Research costs and development costs which do not meet the relevant capitalisation criteria are written off in the year in which they are incurred.

As a result of this policy, net assets (before deferred tax adjustment) have increased by £65.1m and £81.2 m as at 1 August 2004 and 31 January 2005 respectively. Operating profits have increased by £16.3 million for the six months ended 31 January 2005, represented by the capitalisation of £21.6m of costs previously written off under UK GAAP, offset by £5.3m of amortisation of amounts capitalised.

2. Goodwill

Under UK GAAP goodwill on businesses acquired by the Group after 1 August 1998 is capitalised and amortised on a straight-line basis over its anticipated future life up to a maximum of 20 years. Goodwill in respect of businesses acquired prior to 1 August 1998 was set off against reserves in the year of acquisition. On subsequent disposal of a business acquired prior to 1 August 1998 purchased goodwill previously set off against reserves is recycled and included in the profit or loss on disposal of the business.

Under IFRS, from 1 August 2004 onwards, goodwill will no longer be amortised, but will instead be subject to annual impairment review. The amortisation charge under UK GAAP for goodwill for the six months ended 31 January 2005 of

£22.1 million has been reversed from the income statement, resulting in a corresponding increase in the net book value of goodwill. On disposal of a business acquired before 1 August 1998 goodwill set off against reserves will no longer be recycled as part of the profit or loss on disposal of that business.

Goodwill as at 31 January 2005 includes £46.6m in respect of Integrated Aerospace, acquired in November 2004. Following completion of the assessment of its intangible assets at acquisition, goodwill will be adjusted as required by IFRS.

3. Dividends

Under UK GAAP dividends relating to an accounting period but declared after the balance sheet date are recognised as a liability even if the approval of that dividend took place after the balance sheet date.

Under IFRS, proposed dividends do not meet the definition of a liability until such time as they have been declared, and in the case of the final dividend, approved by shareholders at the Annual General Meeting. This has resulted in a balance sheet reclassification from current liabilities to retained profit of £102.5m and £52.0m as at 1 August 2004 and 31 January 2005 respectively.

4. Share-based payment

Smiths operates a number of share-based incentive schemes (both awards of options and awards of shares) that are impacted by IFRS 2 Share-based Payment. Under UK GAAP Smiths recognises an expense based on the intrinsic value of the options (the difference between the exercise price and the market value at the date of the award), other than for Save-As-You-Earn schemes for which UK GAAP includes an exemption from recognising an expense.

Under IFRS the cost of all share-based payments is based on the fair value of the options or shares at the date of grant calculated using an appropriate pricing model; the cost is recognised over the vesting period of the award. Accordingly an adjustment has been recognised to reflect an additional charge of £3.0m in the six months ended 31 January 2005.

5. Retirement benefits

Under UK GAAP the company had already adopted FRS 17 Retirement Benefits. Under FRS 17 the assets and liabilities of the Group's defined benefit pension schemes are recognised at fair value in the balance sheet and the operating and financing costs of defined benefit pension schemes are recognised in the profit and loss account as operating costs and finance costs respectively. Variations from expected costs arising from the experience of the plans or changes in actuarial assumptions are recognised immediately in the Statement of Total Recognised Gains and Losses.

The change to IAS 19 Employee Benefits does not give rise to any significant change in the basis of accounting for pensions, as Smiths will adopt early the option allowed under IAS 19 to take actuarial gains and losses immediately directly to equity through the Statement of Recognised Income and Expense. Changes are largely confined to presentation, in that retirement benefit scheme surpluses and deficits must be aggregated separately on the face of the balance sheet, and shown gross, rather than net, of deferred taxation. The deferred tax balance under UK GAAP related to pensions amounted to assets of £116.4m and liabilities of £31.2m as at 31 July 2004 and assets of £113.5 million and liabilities of £33.2m as at 31 January 2005.

6. Deferred taxation

Under UK GAAP deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more tax.

Under IFRS, deferred tax is recognised on all taxable temporary differences between the tax base and the accounting base of balance sheet items included in the balance sheet of the Group, except to the extent that such temporary differences arise on initial recognition of an asset or liability. This means that deferred tax is recognised on certain temporary differences that would not have given rise to deferred tax under UK GAAP. The most significant differences between UK GAAP and IFRS relate to the following:

- Deferred tax provisions relating to tax deductible goodwill set off against reserves prior to 1 August 1998 under UK GAAP and not reinstated under IFRS are written back. For goodwill on which deductions are still to be claimed, deferred tax assets have been recognised on transition to IFRS and are being amortised to offset the timing of the tax benefit. The amortisation of the asset under IFRS corresponds to the build up of the liability under UK GAAP; and

- Under IFRS deferred tax is provided on temporary differences arising on investments in subsidiaries and associates (principally in respect of unremitted earnings), except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

In addition to these adjustments the carrying values of deferred tax assets and liabilities in the balance sheet have been adjusted to reflect the restatement of assets and liabilities arising from the adoption of IFRS.

7. Computer software

Under UK GAAP all capitalised computer software was classified within tangible fixed assets. IFRS requires capitalised software that is not an integral part of the hardware to be treated as an intangible asset. This has resulted in balance sheet reclassifications of approximately £12m and £14m respectively at 1 August 2004 and 31 January 2005.

Smiths Group plc

Consolidated Balance Sheet as at 1 August 2004 - Reclassification to IFRS Format (unaudited)

	UK GAAP Format			U IFRS
	Total 2004 £m	Employee Benefits £m	Other £m	
Non-current assets				
Intangible assets	728.2			
Tangible assets	423.5			
Investments and advances: TI Automotive Limited preference shares	325.0			
Other	2.3			
		103.9		
		116.4		
			9.2	
	1,479.0	220.3	9.2	1
Current assets				
Stocks	423.5			
Debtors - amounts falling due within one year	620.4			
- amounts falling due after more than one year	9.2		(9.2)	
Cash at bank and on deposit	449.2			
Non-current liabilities				
Provisions for liabilities and charges	(120.0)		97.4	
Retirement benefit liabilities	(234.8)	(116.4)		(
Pension assets	72.7	(72.7)		
		(31.2)	(18.2)	
Creditors - amounts falling due after more than one year	(499.6)		499.6	

		(446.5)	(
		(53.1)	
Current liabilities			
Creditors - amounts falling due within one year	(1,077.1)	1,077.1	
		(79.2)	
		(665.9)	(
		(275.4)	(
		(135.8)	(
	1,122.5		1
Shareholders' equity			
Share capital	140.3		
Share premium account	183.0		
Revaluation reserve	1.7		
Merger reserve	234.8		
Retained earnings	562.7		
Total shareholders' equity	1,122.5		1

The reconciliation above shows the changes to the presentation of the balance sheet that are required as a result of the adoption of IFRS. It does not deal with the measurement changes that are required in moving from UK GAAP to IFRS.

Smiths Group plc

Consolidated Balance Sheet at 1 August 2004 (unaudited)

	UK GAAP (IFRS Format)		Adjustme
	Total 2004 £m	Development Costs £m	Share-based Payments £m
Non-current assets			
Goodwill	728.2	(0.5)	
Other intangible assets		116.6	
Property, plant and equipment	423.5		
Financial Assets:			
TI Automotive Limited preference shares	325.0		
Other trade investments	2.3		
Retirement benefit assets	103.9		
Deferred tax assets	116.4		4.3
Trade and other receivables	9.2		

	1,708.5	116.1	4.3
Current assets			
Inventories	423.5		
Trade and other receivables	620.4		
Cash and cash equivalents	449.2		
Total assets	3,201.6	116.1	4.3
Non-current liabilities			
Provisions for liabilities and charges	(22.6)		
Retirement benefit obligations	(351.2)		
Deferred tax liabilities	(49.4)	(21.9)	
Financial liabilities:			
Borrowings	(446.5)		
Trade and other payables	(53.1)	(41.4)	
Current liabilities			
Provisions for liabilities and charges	(79.2)		
Trade and other payables	(665.9)	(9.6)	
Financial liabilities:			
Borrowings	(275.4)		
Current tax payable	(135.8)		
Total liabilities	(2,079.1)	(72.9)	
Net assets	1,122.5	43.2	4.3
Shareholders' equity			
Share capital	140.3		
Share premium account	183.0		
Revaluation reserve	1.7		
Merger reserve	234.8		
Retained earnings	562.7	43.2	4.3
Total shareholders' equity	1,122.5	43.2	4.3

The reconciliation above starts with the 1 August 2004 UK GAAP balance sheet presented in IFRS format, as set out in Appendix A.

It then plots the measurement changes required in moving from UK GAAP to IFRS.

Smiths Group plc

Consolidated Income Statement for the 6 months ended 31 January 2005 (unaudited)

Continuing operations	As reported	IFRS Format	Development	Goodwill

	(UK GAAP) £m	(UK GAAP) £m	Costs £m	Amortisation £m
Turnover	1,344.4			
Revenue		1,344.4	(6.8)	
Cost of sales		(812.0)	4.5	
Gross profit		532.4	(2.3)	
Sales and distribution costs		(145.0)		
Administrative expenses		(264.0)		22.1
Development costs - IFRS adjustment			18.5	
Operating profit	123.4	123.4	16.2	22.1
After charging: Goodwill amortisation	(22.1)	(22.1)		22.1
Operational restructuring	(7.6)	(7.6)		
Interest receivable	10.9	10.9		
Interest payable	(16.8)	(16.8)		
Financing gains				
Other finance income - retirement benefits	7.5	7.5		
Profit before taxation	125.0	125.0	16.2	22.1
Taxation	(35.7)	(35.7)	(5.7)	(2.2)
Profit for the period	89.3	89.3	10.5	19.9

Smiths Group plc

Consolidated Balance Sheet as at 31 January 2005 - Reclassification to IFRS Format (unaudited)

	UK GAAP Format			UK IFRS Fo
	Total 2005 £m	Employee Benefits £m	Other £m	T
Non-current assets				
Intangible assets	748.6			7
Tangible assets	434.6			4
Investments and advances:				

TI Automotive Limited preference shares	325.0			3
Other	2.9			
		110.6		1
		113.5		1
			8.0	
	1,511.1	224.1	8.0	1,7
Current assets				
Stocks	484.9			4
Debtors - amounts falling due within one year	620.4			6
- amounts falling due after more than one year	8.0		(8.0)	
Cash at bank and on deposit	343.0			3
Total assets	2,967.4	224.1		3,1
Non-current liabilities				
Provisions for liabilities and charges	(116.1)		90.6	(2
Retirement benefit liabilities	(228.7)	(113.5)		(34
Pension assets	77.4	(77.4)		
		(33.2)	(17.8)	(5
Creditors - amounts falling due after more than one year	(490.7)		490.7	
			(442.6)	(44
			(48.1)	(4
Current liabilities				
Creditors - amounts falling due within one year	(1,045.1)		1,045.1	
			(72.8)	(7
			(633.0)	(63
			(292.0)	(29
			(120.1)	(12
Total liabilities	(1,803.2)	(224.1)		(2,02
Net assets	1,164.2			1,1
Shareholders' equity				
Share capital	140.6			1
Share premium account	190.4			1
Revaluation reserve	1.7			
Merger reserve	234.8			2

Retained earnings	596.7	5
Total shareholders' equity	1,164.2	1,1

The reconciliation above shows the changes to the presentation of the balance sheet that are required as a result of the adoption of IFRS. It does not deal with the measurement changes that are required in moving from UK GAAP to IFRS.

Smiths Group plc

Consolidated Balance Sheet at 31 January 2005 (unaudited)

	UK GAAP (IFRS Format)	Adjust:	
	Total 2005 £m	Development Costs £m	Share-ba Payme:
Non-current assets			
Goodwill	748.6	(0.5)	
Other intangible assets		136.3	
Property, plant and equipment	434.6		
Financial Assets:			
TI Automotive Limited preference shares	325.0		
Other trade investments	2.9		
Retirement benefit assets	110.6		
Deferred tax assets	113.5		
Trade and other receivables	8.0		
	1,743.2	135.8	
Current assets			
Inventories	484.9		
Trade and other receivables	620.4		
Cash and cash equivalents	343.0		
Total assets	3,191.5	135.8	
Non-current liabilities			
Provisions for liabilities and charges	(25.5)		
Retirement benefit obligations	(342.2)		
Deferred tax liabilities	(51.0)	(27.8)	
Financial liabilities:			
Borrowings	(442.6)		
Other payables	(48.2)	(43.3)	
Current liabilities			
Provisions for liabilities and charges	(72.8)		
Trade and other payables	(632.9)	(11.3)	(0

Financial liabilities:			
Borrowings	(292.0)		
Current tax payable	(120.1)		
Total liabilities	(2,027.3)	(82.4)	(0
Net assets	1,164.2	53.4	
Shareholders' equity			
Share capital	140.6		
Share premium account	190.4		
Revaluation reserve	1.7		
Merger reserve	234.8		
Retained earnings	596.7	53.4	
Total shareholders' equity	1,164.2	53.4	

The reconciliation above starts with the 31 January 2005 UK GAAP balance sheet presented in IFRS format. It then plots the measurement changes required in moving from UK GAAP to IFRS.

Smiths Group plc

Significant IFRS Accounting Policies - to be adopted 1 August 2005

These accounting policies comply with International Financial Reporting Standards issued up to the date of this announcement and applicable to the company for the period under review. All relevant International Financial Reporting Standards have been endorsed by the European Union, with the exception of an amendment to IAS 19 Retirement Benefits allowing actuarial gains and losses to be recognised immediately within equity. As explained on page 4 of this document, there are uncertainties surrounding the development of IFRS which mean that these polices may change before 31 July 2006, when the Company will present its first full financial statements under IFRS.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries.

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

Foreign currencies

The Company's presentational currency is sterling. The results and financial position of all subsidiaries and associates that have a functional currency

different from sterling are translated into sterling as follows:

- Assets and liabilities are translated at the closing rate at the date of that balance sheet;

- Income and expenses are translated at average rates; and

- All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders equity. When a foreign operation is sold, the cumulative amount of such exchange differences is recognised in the income statement as part of the gain or loss on sale.

Revenue

Revenue comprises the fair value for the sale of goods and services, net of trade discounts and sales related taxes, and the value of work undertaken during the year on long-term contracts. Revenue is recognised when the risks and rewards of the underlying sale have been transferred to the customer, which is usually where title passes or a separately identifiable phase of a contract or development has been completed and accepted by the customer.

Where the outcome of a contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date. The Group uses the 'percentage of completion method' to determine the appropriate amount to recognise in a given period. The assessment of the stage of completion is dependent on the nature of the contract, but will generally be based on costs incurred or services performed up to the reporting date, or alternatively, where appropriate, the achievement of contractual milestones.

Employee benefits

Pension obligations and post-retirement benefits

The Company has both defined benefit and defined contribution plans.

For defined benefit plans the liability recognised in the balance sheet is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in full in the period in which they occur, outside of the income statement and are presented in the statement of recognised income and expense. Past service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or

voluntary basis. Contributions are expensed as incurred.

Share based compensation

The Company operates a number of equity settled share based compensation plans. The fair value of the employee services received in exchange for the grant of shares or share options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares or share options granted, excluding the impact of any non-market vesting conditions (for example profitability and sales growth targets). Fair value is determined by reference to option pricing models, principally Binomial models.

The Company has applied the requirements of IFRS 2 Share-based Payment. In accordance with the transitional provisions, IFRS 2 has been applied only to grants of equity instruments after 7 November 2002 that had not vested as at 1 January 2005. The intrinsic value of earlier grants remain charged to the income statement, as previously required under UK GAAP.

Significant items

Items which are sufficiently material are presented separately within their relevant consolidated income statement category. The separate reporting of such items helps provide a better indication of the Company's underlying business performance. Events which may give rise to such items include the restructuring of businesses; gains and losses on their sale; and asset impairments.

Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of the identifiable net assets of the acquired subsidiary at the date of acquisition. Identifiable net assets include intangible assets other than goodwill. Any such intangible assets are amortised over their expected future lives unless they are regarded as having an indefinite life, in which case they are not amortised, but subjected to annual impairment testing in a similar manner to goodwill.

Goodwill arising from acquisitions of subsidiaries after 1 August 1998 is included in intangible assets, is not amortised but is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill arising from acquisitions of subsidiaries before 1 August 1998, which was set against reserves in the year of acquisition under UK GAAP, has not been reinstated and is not included in determining any subsequent profit or loss on disposal of the related entity.

Goodwill is tested for impairment at least annually or whenever there is an indication that the asset may be impaired. Any impairment is recognised immediately in the income statement. Subsequent reversals of impairment losses for goodwill are not recognised.

Research and development

Expenditure on research and development is charged to the profit and loss account in the year in which it is incurred with the exception of:

- amounts recoverable from third parties; and

- expenditure incurred in respect of the development of certain major new product projects where the outcome of those projects is assessed as being reasonably certain as regards viability and technical feasibility. Such expenditure is capitalised and amortised over the expected useful life of the development, usually being the estimated period of sale for each product or 15 years, whichever is the shorter, commencing in the year sales of the product are first made.

Property plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and any recognised impairment losses.

Land is not depreciated. Depreciation is provided on other assets estimated to write off the depreciable amount of relevant assets by equal annual instalments over their estimated useful lives. In general, the rates used are: Freehold and long leasehold buildings - 2%, Short leasehold property - over the period of the lease, Plant, machinery, etc. - 10% to 20%, Motor vehicles - 25%, Tools and other equipment - 10% to 33%.

Fixed assets held under finance leases are capitalised and depreciated in accordance with the Company's depreciation policy, or over the lease term, if shorter.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Trade and other receivables

Trade and other receivables are stated at cost after deducting adequate provision for doubtful debts.

Cash and cash equivalents

Cash and cash equivalents include cash at bank and in hand, highly liquid interest-bearing securities with maturities of three months or less, and bank overdrafts.

Provisions

Provisions for service guarantees and product liability, disposal indemnities, restructuring costs, vacant leasehold property and legal claims are recognised when; the Company has a legal or constructive obligation as a result of a past event; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, foe example where a service guarantee has been given, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Where a leasehold property is vacant, or sub-let under terms such that the rental income is insufficient to meet all outgoings, provision is made for the anticipated future shortfall up to termination of the lease, or the termination payment, if smaller.

Taxation

The charge for taxation is based on profits for the year and takes into account taxation deferred because of temporary differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is provided in full using the balance sheet liability method. A deferred tax asset is recognised where it is probable that future taxable income will be sufficient to utilise the available relief. Tax is charged or credited to the income statement except when it relates to items charged or credited directly to equity, in which case the tax is also dealt with in equity.

Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary differences is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Financial assets

Financial assets are initially recognised at fair value (i.e. original cost plus transaction costs). They are no longer recognised when the right to receive cash flows from the assets have expired or have been transferred, and the Company has transferred substantially all of the risks and rewards of ownership.

The subsequent measurement of financial assets depends on their classification. They are classified as either loans and receivables; held to maturity investments; available-for-sale financial assets; or financial assets where changes in fair value are charged (or credited) to the income statement. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at initial recognition and re-evaluates their designation at each reporting date.

Loans and receivables and held-to-maturity investments are subsequently measured at amortised cost using the effective interest method. Available-for-sale financial assets and financial assets where changes in fair value are charged (or credited) to the income statement are subsequently measured at fair value. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit and loss' category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains or losses from investment securities.

Financial liabilities

Borrowings made by the Company are initially recognised at the amount received, net of related transaction costs. These transaction costs and any discount or premium on issue are subsequently amortised through the income statement as interest over the life of the loan, and added to the liability disclosed in the balance sheet.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least one year after the balance sheet date.

Derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognising any resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to any ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when a forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in equity are transferred from equity reserves and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was

reported in equity is immediately transferred to the income statement.

Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to any ineffective portion is recognised immediately in the income statement.

Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised in the profit and loss account.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at their fair value. Unrealised gains and losses on these embedded derivatives are recognised in the profit and loss account.

END

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Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Smiths Medical Settles
Released	17:23 04-Jul-05
Number	4685O

smiths

Smiths Medical settles Cozmo Pump litigation

Smiths Group announces that Smiths Medical has entered into a cross-licensing agreement with Medtronic MiniMed Inc. The agreement terminates all pending litigation between the companies relating to the Deltec Cozmo ® insulin pump, and confirms that no changes are required to the design of the pump, which is one of a range of innovative products driving the growth of Smiths Medical.

Under the terms of the agreement Smiths will make an initial payment to Medtronic and will pay a royalty on future sales of the current model.

The costs of the settlement will be treated as an exceptional charge in Smiths Group's 2005 Accounts. Subject to audit, this charge is expected to be no more than £15 million. The impact of this settlement on the future profits of Smiths Medical is unlikely to be material.

-o-

Media:
Chris Fox
+44 (0) 20 8457 8403
chris.fox@smiths-group.com

Investors:
Russell Plumley
+44 (0) 20 8457 8203
russell.plumley@smiths-group.com

END

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Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	11:56 22-Jun-05
Number	8954N

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 200,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

END

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DOCUMENTS FILED WITH COMPANIES HOUSE

22 JUNE to 06 JULY 2005

Forms 88(2) (Return of Allotment of Shares), filings submitted between above dates

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED 2005 JUL 18 P 2:27

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,500	5,410	5,410
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	806p	661.23p	626.16p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate London UK Postcode EC2r 6DA	Class of shares allotted Ordinary	Number allotted 18,320
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 18,320

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 06/07/05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./JW/618 Tel: 01903 833436

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	22	6	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	557		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	645p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name Mr Timothy James Elson Address 27 Peregrine Close Hythe Kent UK Postcode: CT21 6QZ	Class of shares allotted ORDINARY	Number allotted 557
Name : Address: UK Postcode:	Class of shares allotted	Number allotted
Name : Address : UK Postcode:	Class of shares allotted	Number allotted
Name : Address : UK Postcode:	Class of shares allotted	Number allotted
Name : Address : UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 01/07/05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

RECEIVED 2005 JUN 18 P 2

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2880	2745	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	750p	765p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Design ESOS Part ID 142CN Address 20 Moorgate LONDON UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 5,625
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 5,625

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 01/07/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/E0270 Tel: 01903 833393

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8,457	9,842	9,573
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	823p	765p	750p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate London UK Postcode EC2R 6DA	Ordinary	21,771
Name Mr Howard Murray Ashley Richardson Address Willow House, Mill Road, Felsred, Dunmow, Essex UK Postcode CM6 3HQ	Ordinary	6,101
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	27,872

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant **Date** 06/07/05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./JW/189 Tel: 01903 833436

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED
2005 JUN 10 P 2:27

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	16	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,091	3,500	1,000
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	765p	806p	858.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142cn/ Desig:-ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	5,591
London		
UK Postcode E C 2 R 6 D A		
Name Mr.Michael Charles Douglas	Class of shares allotted	Number allotted
Address 1 Clare Crescent	Ordinary	1,000
Baldock Herts		
UK Postcode S G 7 6 J R		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	6,591
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant Date 04/07/05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JP/E0154 Tel: 01903 833017
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	13659	23668	9404
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	750p	765p	823p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/S ESOS Part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 49,654
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 49,624

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed Assistant [signature] **Date** 06/07/05

~~A director~~ / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/63 Tel: 01903 833436
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2923		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	858.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed Assistant **Date** 06/07/08

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./JW/63 Tel: 01903 833436

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
15	6	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2043		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	608p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details		Shares and share class allotted	
Name :	MR MICHAEL ROBERT WEST	Class of shares allotted	Number allotted
Address :	19 HENDONS WAY, HOLYPORT, MAIDENHEAD	ORDINARY	2,043
UK Postcode:	SL6 2LF		
Name :		Class of shares allotted	Number allotted
Address:			
UK Postcode:			
Name :		Class of shares allotted	Number allotted
Address :			
UK Postcode:			
Name :		Class of shares allotted	Number allotted
Address :			
UK Postcode:			
Name :		Class of shares allotted	Number allotted
Address :			
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant **Date** 06/07/05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From: Day	Month	Year	To: Day	Month	Year
	14	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	9,452	7,500	9,000
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	790p	806p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/S ESOS Part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 61,969
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 61,969

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] **Date** 16.06.05

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./JW/63 Tel: 01903 833436

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	10,000	9,959	5,398
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	669p	765p	858.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 16.06.05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./JW/63 Tel: 01903 833436

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,660		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	750p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 16.06.05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./JW/63 Tel: 01903 833436

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED
2005 JUL 18 P 2:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	13	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2794	4927	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	823.0p	858.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID 142CN Design ESOS Address 20 Moorgate LONDON UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 7,721
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 7,721

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant **Date** 06/07/05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/E0036 Tel: 01903 833393
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	10	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,480		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	750p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies house receipt date barcode

This form has been provided free of

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 2,226
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 2,226

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed Assistant **Date** 18/06/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2146		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	750p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 2146
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 2146

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 13/06/05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./PCT/3602 Tel: 01903 833004
DX number DX exchange